SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Idaho Power Company

Name of Person(s) Filing Proxy Statement:

United Food & Commercial Workers Union, Local 99R

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

        ____________________________

     2) Form, Schedule or Registration Statement No:

       ______________________________

     3) Filing Party: _________________________

     Date Filed: _______________________________

                   PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

FOR PROPOSAL FOR CONFIDENTIAL SHAREHOLDER VOTING AT

          IDAHO POWER COMPANY
          Annual Stockholders Meeting
          May 1, 1996
          850 Front St.
          Boise Idaho

Date sent to shareholders:
March 26, 1996

UFCW 99R
2501 W. Dunlap Ave.
Phoenix AZ 85201
(602) 572-2149

Dear Fellow Idaho Power Shareholder:

     We urge you to vote FOR our shareholder proposal to extend confidential shareholder voting at Idaho Power. Right now the company's confidential voting policy has a large exception: management need not keep proxies confidential when there is a contested proxy solicitation.

     Dozens of companies provide for confidential voting during proxy contests. In our view, a proxy contest is the most important time for confidential voting: that is when shareholders are most concerned about what incumbent management may do if it finds out they voted against management.

     We in no way suggest management has threatened to retaliate against shareholders. However, shareholders often have business and personal relationships with members of the Board which go beyond owning Idaho Power stock. For example, a bank or insurance company which does business with Idaho Power, or an Idaho Power employee, may fear losing favor with management if they vote stock held in their own name contrary to management's recommendation.

     Shareholders should have the right to vote as they see fit without having anything to fear. Voting for leadership is, in our view, a private matter. Secret ballot voting is how union officials and most government officials are elected.

     Some shareholders do not wish to vote for corporate governance changes unless they are concerned about company performance. Here is the performance graph contained in the Company's proxy statement, comparing an investment of $100 on 12/31/90 in Idaho Power with one in Standard & Poor's 500 Index and the Electric Utilities Index of the Edison Electric
Institute:

        Idaho Power         S & P 500      EEI 100 Elec.Utilities

1990           100            100                 100
1991           119.94         130.47              128.87
1992           123.05         140.41              138.69
1993           144.43         154.56              154.11
1994           120.12         156.86              136.28
1995           165.02         214.86              178.55

Idaho Power has not advised us why it is against this proposal. Some companies' managements have argued against secret balloting proposals by contending shareholders can instead obtain confidentiality by placing their stock in the name of a broker or other nominee. If you hold through someone else, you alone are the best judge of whether that nominee or broker will keep your confidences. If instead you are the record owner, you avoid any possible brokers' maintenance fees. You might be able to get shareholder materials faster. Record owners have enhanced legal rights under state corporation law, such as the right to inspect corporate records. Record owners should not have to give up all this just to have a secret ballot vote.

     We feel all shareholders deserve the confidentiality accorded employees who hold through benefit plans: they have the right to confidentially vote shares held in those plans through the plan's trustees. Also, these employees should be able to buy stock outside the plans and not have to give up confidentiality in the process.

     Shareholders deserve a secret ballot vote.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL:

     Resolved, that shareholders recommend the Company extend its policy of confidential voting to the situation where there is a proxy solicitation in opposition to the Board of Directors (exempted from the Company's current confidential voting policy).

Shareholder approval of this proposal would not bind the board to adopt confidential voting. However, most companies' boards comply with recommendations approved by a majority of shareholders.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives any shareholder who has owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement. The deadline for submitting such proposals for inclusion in the proxy statement for the 1997 annual meeting will be November 20, 1996. Feel free to write us for more information about shareholder proposals.

ELECTION OF DIRECTORS / OTHER MATTERS SET FOR SHAREHOLDER VOTE /
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     We incorporate by reference the information on these matters in management's proxy statement. We make no recommendation on how to vote in the directors election or on auditors.

THIS SOLICITATION

     The costs of this solicitation are being borne by United Food & Commercial Workers Local 99R, which is the record owner of 100 shares of Idaho Power common stock. We estimate our costs of solicitation will be $2000. We are a non-profit organization representing grocery employees in Arizona, and are organizing Albertson's employees in the face of management opposition through means we believe improper. Idaho Power's board includes Albertson's executive John Carley. We have made similar shareholder proposals at other companies with similar connections to Albertson's. At the Idaho Power shareholders meeting we will present the confidential voting proposal and vote your proxy as you direct, regardless of the outcome of Albertson's labor situation or whether Carley continues on Idaho Power's board. We have no interest in bargaining for Idaho Power employees, nor are aware of any labor dispute at Idaho Power.

VOTING PROCEDURE AND VOTING RIGHTS

     IF YOU HAVE ALREADY VOTED ON MANAGEMENT'S CARD, YOU MAY CHANGE YOUR VOTE: ONLY THE LAST-DATED PROXY CARD COUNTS. A proxy vote can be revoked at any time by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting. The Company can be contacted at P.O. Box 70, 1221 W. Idaho St., Boise ID 83707. Tel.
(208) 388-2676, Fax (208) 388-6936.

     There are several possible ways of voting on our proposal:

(1) You can return the enclosed proxy card; or
(2) You can vote in person at the shareholders meeting.
(3) We asked management to include this proposal on its card but it refused. If you use management's current card, it purports to gives management discretion on how to vote your shares on the proposal (which it says it will use to vote against the proposal).
It is possible management will resolicit you with a card allowing you to direct how your shares will be voted on this proposal. If you wish to have this option, you may wish to contact management.

     All holders of common stock as of March 13, 1996, are entitled to vote. If you sign the enclosed card but do not direct us how to vote, we will vote FOR the proposal and not vote on any other matters. The enclosed card grants no discretionary voting authority (if matters not listed on the card come before the meeting, which we do not anticipate, we will not vote your shares on these matters).

     Until the meeting we will keep the content of all cards we receive confidential from everyone outside our staff. At the meeting the cards must be presented to the company's tabulator in order to be counted (under the company's current policy, management may then view them). Any information on the enclosed survey which identifies you will not be disclosed other than to our agents and will not be not used for anything other than confirming the validity of the survey response and communications on shareholder voting issues.

     An affirmative vote of a majority of shares represented at the meeting is required for passage of the proposal. We incorporate herein by reference the discussion in the Company's proxy statement of voting procedures and outstanding securities
(p.1).

THANK YOU FOR VOTING FOR THE PROPOSAL TO EXTEND SECRET BALLOT
VOTING TO WHEN IT COUNTS THE MOST, PROXY CONTESTS.

                                        Sincerely,


                                        William McDonough
                                        President UFCW 99


PLEASE RETURN THE ENCLOSED SURVEY AND PROXY CARD TO
                    UFCW 99R
                    2501 W. Dunlap Avenue
                    Phoenix AZ 85201

PROXY
SOLICITED BY UFCW 99R for
IDAHO POWER COMPANY
ANNUAL MEETING OF SHAREHOLDERS
May 1, 1996

     The undersigned shareholder hereby appoints William
McDonough proxy with full power of substitution to vote for the undersigned at the annual meeting of Idaho Power Company, and at any adjournments thereof, on the proposal set forth in the Proxy
Statement. The undersigned directs this proxy be voted in accordance with the instructions below, and grants no discretionary authority.

PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE. PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.

(1) PROPOSAL TO EXTEND SECRET BALLOT VOTING TO PROXY CONTESTS.

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(2) ELECTION OF DIRECTORS

     Nominees: Roger Breezley, John Carley, Jack Lemley, Evelyn
Loveless

    FOR all nominees: [  ]  WITHHOLD from all nominees [  ]

FOR all nominees except: ____________________________

(3) Ratification of Deloitte & Touche as auditors

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

SIGNATURE ________________________________   DATE ___________

PRINT NAME/TITLE__________________________   DATE ___________

ADDRESS
___________________________________________________________
_____________________    ___________
ACCOUNT NO.              # OF SHARES      PHONE No.   FAX NO.

IF YOU ARE NOT THE RECORD OWNER OF THIS STOCK, PLEASE LIST THE
NAME AND ADDRESS OF THE RECORD OWNER:

UFCW SURVEY OF IDAHO POWER SHAREHOLDERS

     THIS IS A VOLUNTARY SURVEY, NOT A PROXY CARD. PLEASE RETURN
IT EVEN IF YOU DO NOT FILL OUT A PROXY CARD

1. Do you support the idea of confidential voting for shareholders?

          Yes  _____     No   ____  Undecided  ________

To vote to have this at IP, you need to vote at the meeting in person or by proxy.

2. What is your favorite thing about the Company?

     ________________________________

3. What is the worst thing about the Company?

    ___________________________________

4. List anything you would like management to change:

     __________________________________

5. Do you believe compensation of the Company's top executives should be based more on stock performance than salary?

          Yes  ____      No  _____  Undecided _______

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone   ________ Fax ___________ # of Shares owned  ________

Return to: UFCW 99R, 2501 W. Dunlap Ave., Phoenix AZ 85201